Exhibit 99.1

NEWS RELEASE

ROYAL BANK OF CANADA PROVIDES 2011 RESULTS UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS

All amounts are unaudited, in Canadian dollars and on a continuing operations basis(1) unless otherwise noted.

TORONTO, January 20, 2012 - Royal Bank of Canada (RY on TSX and NYSE) today provided its 2011 financial position and results of operations under International Financial Reporting Standards (IFRS), which it adopted effective November 1, 2011. The impact of the initial adoption of IFRS on our 2011 comparative results is presented below.

The following information, in addition to our prior disclosure, provides a comprehensive view of the key impacts to our 2011 financial position and results of operations from our adoption of IFRS. This information should be read in conjunction with the Accounting and control matters section in the Management’s Discussion and Analysis of our 2011 Annual Report to Shareholders available on our website at www.rbc.com/investorrelations/ir_annual_report.html.

The Supplementary Financial Information package, containing the quarterly financial results for 2011 prepared in accordance with IFRS, is now available for download at www.rbc.com/investorrelations/ir_quarterly.html.

Royal Bank of Canada will present its financial statements in accordance with IFRS for the first quarter ended January 31, 2012 when it releases these results on March 1, 2012.

IMPACT OF IFRS ON NET INCOME AND KEY PERFORMANCE MEASURES

Consolidated operations: 2011 IFRS results compared to Canadian generally accepted accounting principles (GAAP)

•	Net income of $6,444 million, higher by $1,488 million(2)

•	Diluted earnings per share (EPS) of $4.18, higher by $0.99

•	Return on common equity (ROE) of 18.7%, higher by 580 basis points (bps)

•	Book value per share of $24.25, lower by $1.40

Continuing operations: 2011 IFRS results compared to Canadian GAAP

•	Net income of $6,970 million, higher by $216 million

•	Diluted EPS of $4.54, higher by $0.09

•	ROE of 20.3%, higher by 230 bps

Consolidated operations

Net income from consolidated operations for the year ended October 31, 2011 under IFRS was $6,444 million, $1,488 million higher than Canadian GAAP net income of $4,956 million for the same period. This increase largely reflects the impact of the write-off of goodwill and intangibles on the announced sale of our U.S. regional retail banking operations in the third quarter of 2011. There was no corresponding write-off under IFRS during the comparative year as this goodwill had already been written down to zero at November 1, 2010 as a result of performing a goodwill impairment analysis on transition to IFRS. The impact of this goodwill impairment on transition decreased retained earnings by $1.3 billion with no impact on IFRS net income for 2011. Under IFRS, and as compared to Canadian GAAP, diluted EPS for 2011 of $4.18 was higher by $0.99, ROE of 18.7% was higher by 580 bps, and book value per share of $24.25 was lower by $1.40.

Continuing operations

Net income from continuing operations for the year ended October 31, 2011 under IFRS was $6,970 million, $216 million higher than Canadian GAAP net income of $6,754 million(2) for the same period and diluted earnings per share of $4.54 under IFRS was $0.09 higher than under Canadian GAAP. ROE of 20.3% under IFRS was 230 bps higher than under Canadian GAAP.

(1)

Following the announced sale of our U.S. regional retail banking operations, the results of these operations, in addition to our Liberty Life Insurance Company have been classified as discontinued operations.

(2)

Under Canadian GAAP, the portion of income attributable to non-controlling interests of subsidiaries (NCI) is deducted prior to the presentation of net income from continuing operations in the Consolidated Statement of Income. Under IFRS, net income from continuing operations reflects income attributable to both shareholders and NCI. Net income under IFRS is apportioned between our shareholders and NCI after the effects of all continuing and discontinued operations have been presented. NCI under Canadian GAAP for 2011 was $104 million.

The following table provides a reconciliation of net income from continuing operations under Canadian GAAP to IFRS:

IFRS reconciliation to Canadian GAAP by quarters on a continuing operations basis, unaudited
	2011
(C$ millions)	Q1	Q2	Q3	Q4	Total
Reported net income from continuing operations - Canadian GAAP	$1,898	$1,557	$1,564	$1,631	$6,650
Non-controlling interest - Canadian GAAP	29	27	22	26	104
Employee benefits	58	64	61	63	246
Hedge accounting	45	39	41	37	162
Classification of financial instruments	6	19	—	(1)	24
Securitization (Derecognition)	(43)	(9)	68	1	17
Special purpose entities (Consolidation)	39	12	(38)	(99)	(86)
Foreign currency impact on AFS debt securities	(3)	(2)	(4)	(30)	(39)
Income taxes	(19)	—	(11)	7	(23)
Securities impairment	(2)	(11)	(2)	(6)	(21)
Customer loyalty reward program	6	(2)	(11)	(4)	(11)
Other(1)	(18)	(12)	(7)	(16)	(53)
Net income from continuing operations - IFRS	$1,996	$1,682	$1,683	$1,609	$6,970

(1)	Other mostly consists of one-time accumulated accounting transition adjustments.

Non-controlling Interest

Under Canadian GAAP, the portion of income attributable to non-controlling interests of subsidiaries (NCI) is deducted prior to the presentation of net income from continuing operations in the Consolidated Statement of Income. Under IFRS, net income from continuing operations reflects income attributable to both shareholders and NCI. Net income under IFRS is apportioned between our shareholders and NCI after the effects of all continuing and discontinued operations have been presented. As a result of this accounting treatment for NCI, reported net income for 2011 under IFRS was $104 million higher although there is no impact on net income attributable to common shareholders.

Employee benefits

IFRS 1, First Time Adoption of IFRS (IFRS 1) provides the option to recognize cumulative actuarial gains and losses on employee benefit plans that are deferred under Canadian GAAP in opening retained earnings at the transition date. We have elected this option for our employee defined benefit pension plans and other post-retirement benefit plans, which reduced our retained earnings by $1.4 billion on transition. Under IFRS, this election eliminated the amortization of previously deferred actuarial liabilities and reduced our pension costs. Net income for 2011 under IFRS was $246 million higher than under Canadian GAAP as a result of this election and it primarily impacts Canadian Banking. The reduced pension costs are expected to continue on a declining balance basis over the average remaining service lives of our employees which is approximately 15 years, with most of the impact expected in the first few years.

Hedge accounting

Certain cash flow hedges which qualify for hedge accounting under Canadian GAAP do not qualify for hedge accounting under IFRS. Upon transition to IFRS, we have re-designated all hedge programs to ensure they qualify for hedge accounting, and the deferred amount of $364 million related to non-qualifying hedges was reallocated from Other Components of Equity(3) to retained earnings as a reduction. Therefore, amortization charges related to non-qualifying hedge relationships under Canadian GAAP are eliminated under IFRS, and net income for 2011 under IFRS was $162 million higher than under Canadian GAAP, primarily impacting Corporate Support. The transition adjustment amount would have continued to amortize on a declining balance basis under Canadian GAAP.

Classification of financial instruments

IFRS 1 provides the option to designate a previously recognized financial asset or liability as a financial asset or financial liability at fair value through profit or loss (FVTPL)(4) or a financial asset as available-for-sale (AFS) at transition date provided the asset or liability meets certain criteria specified under IFRS at that date. Differences between the fair value and carrying value at the transition date are recorded in opening retained earnings.

We have applied this election and designated certain financial assets previously held at FVTPL as AFS and certain liabilities as FVTPL. On transition, these designations reduced retained earnings by $57 million. Valuation adjustments on financial instruments previously held at FVTPL under Canadian GAAP and designated as AFS under IFRS would be classified as Other Comprehensive Income (OCI) rather than as Trading revenue. Net income for 2011 under IFRS was higher by $24 million as a result of this election, primarily impacting Corporate Support. We expect this impact to be minimal going forward.

(3)	Under IFRS, Accumulated Other Comprehensive Income (loss) is named Other Components of Equity.
(4)	Under IFRS, held for trading is referred to as fair value through profit or loss.

Securitization (Derecognition)

Under IFRS, the criteria to transfer assets off-balance sheet is based on risks and rewards as well as control. Most assets transferred in our securitization transactions, which are mainly Canadian residential mortgages, do not qualify for derecognition under IFRS. These transactions are recognized as funding, secured by residential mortgages which results in the securitized assets and a related funding liability being reported on our balance sheet on transition to IFRS.

An increase of approximately $48 billion of loans, which are mainly Canadian residential mortgages, were reflected on our balance sheet, while $12 billion of securities came off the balance sheet, and liabilities increased by $37 billion, related to the sale of securitized assets that are no longer derecognized under IFRS. Retained earnings decreased $415 million on transition, reflecting the reversal of the cumulative gains previously recognized on the transferred assets. Under IFRS, we will no longer recognize gains on these securitization activities. Income and expenses from transferred assets and related funding will be recognized over their remaining term, net of impairment losses. Earnings from securitized assets net of reversed securitization gains resulted in net income for 2011 under IFRS being $17 million higher than Canadian GAAP and is expected to impact mostly Corporate Support and Capital Markets on a recurring basis.

Special purpose entities (Consolidation)

Under IFRS, Special Purpose Entities (SPEs) are consolidated when the substance of the relationship between the reporting entity and the SPE indicates that the SPE is controlled by the reporting entity. Certain entities not consolidated under Canadian GAAP will be consolidated under IFRS, while others previously consolidated under Canadian GAAP will be deconsolidated. Under IFRS, we will no longer recognize earnings of deconsolidated entities and we will recognize earnings of newly consolidated SPEs. This change will largely impact Capital Markets and Corporate Support on a recurring basis.

On transition, earnings previously recognized or unrecognized were reported in opening retained earnings, which resulted in a reduction in retained earnings of $226 million. Net income under IFRS was $86 million lower than Canadian GAAP as a result of this change, with approximately $67 million of this earnings impact relating to mark-to-market impacts due to changes in credit spreads on the underlying assets in one of our recently consolidated SPEs in Capital Markets. We have subsequently exited virtually all of the third party transactions related to this entity, and are managing all of our SPE exposures under IFRS to mitigate potential future accounting volatility.

Foreign currency translation impact on AFS debt securities

Under Canadian GAAP, foreign currency translation gains or losses incurred on AFS debt securities denominated in a non-functional currency are reported in Other Components of Equity, while they are recognized in the income statement under IFRS. On transition to IFRS, cumulative losses of $20 million were reclassified from Other Components of Equity to retained earnings. Net income under IFRS was $39 million lower than under Canadian GAAP mostly due to foreign currency losses on certain legacy portfolios that were reclassified from trading to AFS in Capital Markets in the fourth quarter of 2011 under Canadian GAAP. Impacts are expected to be minimal going forward as FX translation impacts on AFS securities and the corresponding funding are both reported through the Income Statement in the same period.

Income taxes

Under Canadian GAAP, income taxes paid on intercompany transactions are deferred on the balance sheet until the related transferred assets are transferred to a third party. Under IFRS, income taxes paid on intercompany transfers are reported in the income statement immediately. On transition to IFRS, income taxes of $79 million paid on these intercompany transfers were recognized in retained earnings. Net income for 2011 under IFRS was $23 million lower than under Canadian GAAP as a result of the change in the recognition requirement. This mostly impacted International Banking and may be recurring only to the extent that we enter into future intercompany transactions. We do not expect any significant impact to our effective tax rate on transition to IFRS.

Securities impairment

Under IFRS, the impairment assessment framework requires a security to be written down to fair value when there is objective evidence of impairment and must continue to be written down thereafter as long as the fair value is lower than the book value, whether or not the security will continue to be held. On transition to IFRS, retained earnings decreased by $37 million and net income for 2011 under IFRS was reduced by $21 million mostly in Capital Markets as a result of the change in the impairment framework. The impact going forward will be dependent on the degree and circumstances of any securities impairment.

Customer loyalty reward program

Under Canadian GAAP, customer loyalty reward points are expensed when clients’ credit card sales occur and a corresponding liability is created. The reward liability is based on an estimate of the points expected to be redeemed and the average cost of the points. Under IFRS, when reward points are earned, a portion of interchange revenue is deferred based on the fair value of the points granted. When the points are redeemed, deferred revenue is recognized in income and a corresponding expense charged based on actual costs incurred. On transition to IFRS, retained earnings decreased by $81 million. Net income for 2011 under IFRS was $11 million lower under Canadian GAAP as a result of the change in the timing of the recognition of revenue and change in the valuation of the liability. This impacts mostly Canadian Banking and is expected to be recurring.

Diluted earnings per share (EPS)

Under IFRS, financial instruments which may be settled in common shares or cash at our option must be treated as though they are settled in common shares for the purpose of the calculation of diluted EPS, while under Canadian GAAP the inclusion or exclusion of such instruments in the calculation of diluted EPS is based on past experience and expectations of whether these instruments will be settled in cash rather than shares. Diluted earnings per share in 2011 were reduced by $0.05 reflecting the impact of our First preferred shares non-cumulative Series W, RBC Trust Capital Securities – Series 2011 and RBC Trust Capital Securities - Series 2013 as these instruments increased the number of shares outstanding under the diluted EPS calculation. On a go-forward basis, the impact of these instruments would reduce diluted EPS by approximately $0.04 as the RBC Trust Capital Securities – Series 2011 was redeemed on June 30, 2011.

IFRS SHAREHOLDERS’ EQUITY ADJUSTMENTS

We prepared an opening IFRS Consolidated Balance Sheet as at the transition date, which forms the starting point for our financial reporting in accordance with IFRS. Any differences between the carrying values of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS, as at November 1, 2010, were recorded as an adjustment to opening retained earnings. The opening Shareholders’ equity under IFRS as at November 1, 2010 was $35.38 billion compared to $38.95 billion under Canadian GAAP. The decrease of $3.57 billion was primarily related to the employee benefits, goodwill, securitization (derecognition), special purpose entities, and hedge accounting adjustments.

The quarterly differences in Shareholders’ equity for 2011 were primarily due to the opening IFRS balance sheet differences noted above as well as the impacts to Other Components of Equity and quarterly earnings previously described above.

The following table shows the quarterly impact to shareholders’ equity from adoption of IFRS. For further details, refer to the Adoption of International Financial Reporting Standards section on page 67 of our 2011 Annual Report to Shareholders.

	$00,0000	$00,0000	$00,0000	$00,0000	$00,0000
IFRS reconciliation to Canadian GAAP, unaudited(1)
	As at
	November 1	January 31	April 30	July 31	October 31
(C$ millions)	2010	2011	2011	2011	2011
Shareholders’ equity under Canadian GAAP	$38,951	$40,065	$40,435	$40,211	$41,707
IFRS adjustments	(3,570)	(3,603)	(3,434)	(1,978)	(2,005)
Shareholders’ equity under IFRS	$35,381	$36,462	$37,001	$38,233	$39,702

(1)	Under IFRS, Total Equity is comprised of Equity attributable to shareholders and Non-controlling interest in subsidiaries. The impact reflected in this table relates to Equity attributable to shareholders.

BUSINESS SEGMENT RESULTS

The following table provides a reconciliation of net income from Canadian GAAP to IFRS for our business segments on a continuing operations basis:

IFRS reconciliation to Canadian GAAP, unaudited
	For the year ended October 31, 2011
(C$ millions)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporal Support	Total
Reported net income from continuing operations - Canadian GAAP	$3,492	$809	$601	$173	$1,575	$—	$6,650
Non-controlling interest - Canadian GAAP	—	—	—	4	7	93	104
Employee benefits	204	25	4	1	24	(12)	246
Hedge accounting	—	—	—	—	—	162	162
Classification of financial instruments	—	5	—	—	—	19	24
Securitization (Derecognition)	(3)	—	—	—	(15)	35	17
Special purpose entities (Consolidation)	—	—	—	—	(65)	(21)	(86)
Foreign currency impact on AFS debt securities	—	—	—	(1)	(41)	3	(39)
Income taxes	—	—	—	(30)	—	7	(23)
Securities impairment	—	(1)	—	—	(20)	—	(21)
Customer loyalty reward program	(11)	—	—	—	—	—	(11)
Other(1)	(18)	(27)	(5)	(5)	(9)	11	(53)
Net income from continuing operations - IFRS	$3,664	$811	$600	$142	$1,456	$297	$6,970

(1)	Other mostly consists of one-time accumulated accounting transition adjustments.

Canadian Banking

Net income under IFRS of $3,664 million was higher by $172 million compared to under Canadian GAAP, primarily due to lower employee benefit costs.

Wealth Management and Insurance

The impact on net income upon the adoption of IFRS was minimal as one-time accumulated accounting transition adjustments offset lower employee benefit costs. Going forward IFRS results should be higher due to lower employee benefit costs

International Banking

Net income under IFRS of $142 million was lower by $35 million compared to under Canadian GAAP, largely due to the tax impact of the change in accounting for intercompany transfers. This impact is expected to continue, although at lower levels, as we continue to work towards a common operating model resulting from the integration of RBTT Financial Group.

Capital Markets

Net income under IFRS of $1,456 million was lower by $126 million, primarily as a result of the SPE impact discussed previously, and the impact of foreign currency upon the transfer of securities previously held as trading to AFS under Canadian GAAP in the fourth quarter of 2011. We have subsequently exited virtually all of the third party transactions related to the SPE previously noted, and are now managing all of our SPE exposures under IFRS to mitigate potential future volatility.

Corporate Support

Net income under IFRS of $297 million was higher by $204 million compared to under Canadian GAAP, primarily due to the reversal under IFRS of amortization charges related to non-qualifying hedge relationships.

Return on Equity and Return on Risk Capital

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on equity (ROE) and return on risk capital (RORC). RORC does not have a standardized meaning under Canadian GAAP or IFRS and may not be comparable to similar measures disclosed by other financial institutions.

The following table provides a summary of our ROE and RORC calculations under IFRS:

Calculation of ROE and RORC
	2011
(C$ millions, except percentage amounts)(1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total
Net income attributed to common shareholders from continuing operations	$3,590	$772	$587	$113	$1,385	$164	$6,611
Average risk capital from continuing operations(2)	$7,350	$1,200	$1,400	$1,300	$7,350	$1,000	$19,600
add: Goodwill and intangible capital	2,100	3,650	150	1,900	1,000	650	9,450
Under attribution of capital	—	—	—	—	—	750	750
Average common equity from discontinued operations							2,800
Total average common equity(3)	$9,450	$4,850	$1,550	$3,200	$8,350	$2,400	$32,600
ROE							18.7%
ROE from continuing operations	38.0%	15.9%	37.6%	3.5%	16.5%	n.m.	20.3%
RORC							28 4%
RORC from continuing operations	48.8%	65.2%	41.3%	8.7%	18.8%	n.m.	33.7%

(1)	Average risk capital, Goodwill and intangible capital, and Average common equity represent rounded figures. ROE and RORC are based on actual balances before rounding. These are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Operational and Business and fixed assets, and Insurance risk capital. For further details, refer to the Capital management section of our 2011 Annual Report.
(3)	The amounts for the segments are referred to as attributed capital or economic capital.

n.m. Not meaningful

IMPACT ON REGULATORY CAPITAL FROM ADOPTION OF IFRS

Capital levels for Canadian banks are regulated pursuant to guidelines issued by Office of the Superintendent of Financial Institutions (OSFI), based on standards issued by the Bank for International Settlements, Basel Committee on Banking Supervision. Regulatory capital reporting under IFRS commenced with our conversion to IFRS on November 1, 2011. As per OSFI's Capital Adequacy Guidelines, financial institutions may elect a phase-in of the impact of the conversion to IFRS on their regulatory capital reporting. We elected to make use of this option and phase-in the IFRS conversion impact over a five-quarter period starting with Q1 2012. This phase-in amount is based on the impact to retained earnings of our IFRS conversion as at November 1, 2011, and is recognized on a straight-line basis. Including the impact of our higher IFRS earnings in 2011 which partially offset the transitional impacts, the phase-in reduced the IFRS conversion impact on our Tier 1 capital by approximately $1.8 billion from $2.2 billion to $440 million in Q1 2012.

The following table provides the Tier 1 capital phase-in impact over the five quarters beginning Q1, 2012, and reflects the transition adjustments as of November 1, 2010 as well as the 2011 earnings impact under IFRS. The disclosure provided in our 2011 Annual Report only included the impact of transition adjustments.

Estimated impact on Tier 1 capital over the permitted phase-in period
(C$ millions)	Proforma reduction to Tier 1 capital
Tier 1 capital impact to be phased-in	$2,200

Q1/2012	$440
Q2/2012	880
Q3/2012	1,320
Q4/2012	1,760
Q1/2013	2,200

FIRST QUARTER RESULTS AND EARNINGS CONFERENCE CALL

Royal Bank of Canada will release its first quarter results and host an earnings conference call on March 1, 2012. For further information, please visit www.rbc.com/investorrelations.

Investor Relations Contacts

Amy Cairncross, Vice-President & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

Media Relations Contacts

Tanis Robinson, Director, Financial Communications, tanis.robinson@rbc.com, 416-955-5172

Elyse Lalonde, Media Relations, elyse.lalonde@rbc.com, 416-974-8810

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this press release, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to the impact on our ongoing financial results and regulatory capital resulting from the adoption of IFRS. The forward-looking information contained in this release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our future results of operations. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management and Overview of other risks sections of our 2011 Annual Report; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis and the lowering of the U.S. long-term sovereign credit rating by Standard & Poor’s; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; changes to and new interpretations of risk-based capital and liquidity guidelines; the impact of changes in laws and regulations including relating to the payments system in Canada, consumer protection measures and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations to be issued thereunder; the effects of competition in the markets in which we operate; our ability to attract and retain employees; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2011 Annual Report.

Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are one of Canada’s largest bank as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 74,000 full- and part-time employees who serve close to 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 56 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.